Exhibit 99.3



Discussion and Reconciliation of Non-GAAP Financial Measures

December 31, 2021

(Unaudited)

Adjusted Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO") AFFO is defined as FFO as Adjusted after excluding the impact of the following: (i) amortization of stock-based compensation, (ii) amortization of deferred financing costs, net, (iii) straight-line rents, (iv) deferred income taxes, and (v) other AFFO adjustments, which include: (a) amortization of acquired market lease intangibles, net, (b) non-cash interest related to DFLs and lease incentive amortization (reduction of straight-line rents), (c) actuarial reserves for insurance claims that have been incurred but not reported, and (d) amortization of deferred revenues, excluding amounts amortized into rental income that are associated with tenant funded improvements owned/recognized by us and up-front cash payments made by tenants to reduce their contractual rents. Also, AFFO is computed after deducting recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements, and includes adjustments to compute our share of AFFO from our unconsolidated joint ventures. More specifically, recurring capital expenditures, including second generation leasing costs and second generation tenant and capital improvements ("AFFO capital expenditures") excludes our share from unconsolidated joint ventures (reported in "other AFFO adjustments"). Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of AFFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. We reflect our share for consolidated joint ventures in which we do not own 100% of the equity by adjusting our AFFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods (reported in "other AFFO adjustments"). See FFO for further disclosure regarding our use of pro-rata share information and its limitations. Other REITs or real estate companies may use different methodologies for calculating AFFO, and accordingly, our AFFO may not be comparable to those reported by other REITs. Although our AFFO computation may not be comparable to that of other REITs, management believes AFFO provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. We believe AFFO is an alternative run-rate earnings measure that improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods, and (iii) results among REITs more meaningful. AFFO does not represent cash generated from operating activities determined in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs as it excludes the following items which generally flow through our cash flows from operating activities: (i) adjustments for changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, (ii) transaction-related costs, (iii) litigation settlement expenses, and (iv) restructuring and severance-related charges. Furthermore, AFFO is adjusted for recurring capital expenditures, which are generally not considered when determining cash flows from operations or liquidity. AFFO is a non-GAAP supplemental financial measure and should not be considered as an alternative to net income (loss) determined in accordance with GAAP.

Consolidated Debt The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC") A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments Loans secured by a direct interest in real estate and mezzanine loans.

Direct Financing Lease ("DFL") Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

Healthpeak® PROPERTIES

EBITDAre and Adjusted EBITDAre EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains). EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDAre and Adjusted EBITDAre important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance and serve as additional indicators of our ability service our debt obligations. Net income (loss) is the most directly comparable U.S. generally accepted accounting principles ("GAAP") measure to EBITDAre and Adjusted EBITDAre.

Enterprise Debt Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Fixed Charges Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted FFO encompasses Nareit FFO and FFO as Adjusted, each of which is described in detail below. We believe FFO applicable to common shares, diluted FFO applicable to common shares, and diluted FFO per common share are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that use historical cost accounting for depreciation could be less informative. The term FFO was designed by the REIT industry to address this issue.

Nareit FFO. FFO, as defined by the National Association of Real Estate Investment Trusts ("Nareit"), is net income (loss) applicable to common shares (computed in accordance with GAAP), excluding gains or losses from sales of depreciable property, including any current and deferred taxes directly associated with sales of depreciable property, impairments of, or related to, depreciable real estate, plus real estate and other real estate-related depreciation and amortization, and adjustments to compute our share of Nareit FFO and FFO as Adjusted (see below) from joint ventures. Adjustments for joint ventures are calculated to reflect our pro-rata share of both our consolidated and unconsolidated joint ventures. We reflect our share of Nareit FFO for unconsolidated joint ventures by applying our actual ownership percentage for the period to the applicable reconciling items on an entity by entity basis. For consolidated joint ventures in which we do not own 100%, we reflect our share of the equity by adjusting our Nareit FFO to remove the third party ownership share of the applicable reconciling items based on actual ownership percentage for the applicable periods. Our pro-rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period. We do not control the unconsolidated joint ventures, and the pro-rata presentations of reconciling items included in Nareit FFO do not represent our legal claim to such items. The joint venture members or partners are entitled to profit or loss allocations and distributions of cash flows according to the joint venture agreements, which provide for such allocations generally according to their invested capital.

The presentation of pro-rata information has limitations, which include, but are not limited to, the following: (i) the amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses and (ii) other companies in our industry may calculate their pro-rata interest differently, limiting the usefulness as a comparative measure. Because of these limitations, the pro-rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro-rata financial information as a supplement.

Nareit FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income (loss). We compute Nareit FFO in accordance with the current Nareit definition; however, other REITs may report Nareit FFO differently or have a different interpretation of the current Nareit definition from ours.

FFO as Adjusted. In addition, we present Nareit FFO on an adjusted basis before the impact of non-comparable items including, but not limited to, transaction-related items, other impairments (recoveries) and other losses (gains), restructuring and severance related charges, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), foreign currency remeasurement losses (gains), deferred tax asset valuation allowances, and changes in tax legislation ("FFO as Adjusted"). Transaction-related items include transaction expenses and gains/charges incurred as a result of mergers and acquisitions and lease amendment or termination activities. Prepayment costs (benefits) associated with early retirement of debt include the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts, make-whole payments, penalties or premiums incurred as a result of early retirement or payment of debt. Other impairments (recoveries) and other losses (gains) include interest income associated with early and partial repayments of loans receivable and other losses or gains associated with non-depreciable assets including goodwill, DFLs, undeveloped land parcels, and loans receivable. Management believes that FFO as Adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. At the same time that Nareit created and defined its FFO measure for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe stockholders, potential investors, and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes certain other adjustments to net income (loss), in addition to adjustments made to arrive at the Nareit defined measure of FFO. FFO as Adjusted is used by management in analyzing our business and the performance of our properties and we believe it is important that stockholders, potential investors, and financial analysts understand this measure used by management. We use FFO as Adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general, and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as Adjusted may not be comparable to those reported by other REITs.

Investment and Portfolio Investment Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Net Debt Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Cash (Adjusted) NOI NOI and Adjusted NOI are non-U.S. generally accepted accounting principles ("GAAP") supplemental financial measures used to evaluate the operating performance of real estate. NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses; NOI excludes all other financial statement amounts included in net income (loss). Adjusted NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Adjusted NOI include our share of income (loss) generated by unconsolidated joint ventures and exclude noncontrolling interests' share of income (loss) generated by consolidated joint ventures. Adjusted NOI is oftentimes referred to as "Cash NOI." Management believes NOI and Adjusted NOI are important supplemental measures because they provide relevant and useful information by reflecting only income and operating expense items that are incurred at the property level and present them on an unlevered basis. We use NOI and Adjusted NOI to make decisions about resource allocations, to assess and compare property level performance, and to evaluate our Same-Store ("SS") performance, as described below. We believe that net income (loss) is the most directly comparable GAAP measure to NOI and Adjusted NOI. NOI and Adjusted NOI should not be viewed as alternative measures of operating performance to net income (loss) as defined by GAAP since they do not reflect various excluded items. Further, our definitions of NOI and Adjusted NOI may not be comparable to the definitions used by other REITs or real estate companies, as they may use different methodologies for calculating NOI and Adjusted NOI.

Operating expenses generally relate to leased medical office and life science properties, as well as CCRC facilities. We generally recover all or a portion of our leased medical office and life science property expenses through tenant recoveries. We present expenses as operating or general and administrative based on the underlying nature of the expense.

Portfolio Adjusted NOI Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Cash Operating Expenses Consolidated cash operating expenses plus the Company's pro rata share of cash operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of cash operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs.

Portfolio Real Estate Revenues and Portfolio Cash Real Estate Revenues Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

REVPOR CCRC The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. REVPOR CCRC is a non-GAAP supplemental financial measure used to evaluate the revenue-generating capacity and profit potential of our CCRC assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our CCRC assets.

REVPOR Other The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR Other excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. REVPOR Other is a non-GAAP supplemental financial measure used to evaluate the revenue-generating capacity and profit potential of our other assets independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of our other assets.

RIDEA A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS") Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Secured Debt Ratio Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share information is calculated by applying our actual ownership percentage for the period and excludes debt funded by us to our JVs. Our pro rata share of Total Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Segments The Company's diverse portfolio is comprised of investments in the following reportable healthcare segments: (i) life science; (ii) medical office; (iii) continuing care retirement community ("CCRC"), and (iv) other non-reportable segment. During 2020, the Company established and began executing a plan to dispose of its senior housing triple-net and Senior Housing Operating ("SHOP") portfolios, which until the quarter ended December 31, 2020 had separately been disclosed as two segments.

Share of Consolidated Joint Ventures ("JVs") Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Stabilized / Stabilization Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure.

In thousands, except per share data

Funds From Operations

	Three Months Ended December 31,		Year Ended December 31,	
	2021	**2020**	**2021**	**2020**
Net income (loss) applicable to common shares	$ 28,493	$ 146,129	$ 502,271	$ 411,147
Real estate related depreciation and amortization[1]	178,114	155,749	684,286	697,143
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	5,041	25,040	17,085	105,090
Noncontrolling interests' share of real estate related depreciation and amortization	(4,869)	(4,863)	(19,367)	(19,906)
Other real estate-related depreciation and amortization	—	319	—	2,766
Loss (gain) on sales of depreciable real estate, net[1]	(6,780)	(302,613)	(605,311)	(550,494)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	197	—	(6,737)	(9,248)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	(73)	—	5,555	(3)
Loss (gain) upon change of control, net[2]	—	13,249	(1,042)	(159,973)
Taxes associated with real estate dispositions	—	3,204	2,666	(7,785)
Impairments (recoveries) of depreciable real estate, net	19,625	138,634	25,320	224,630
Nareit FFO applicable to common shares	219,748	174,848	604,726	693,367
Distributions on dilutive convertible units and other	2,353	1,629	6,162	6,662
Diluted Nareit FFO applicable to common shares	$ 222,101	$ 176,477	$ 610,888	$ 700,029
Weighted average shares outstanding - diluted Nareit FFO	546,829	544,243	544,742	536,562
Impact of adjustments to Nareit FFO:				
Transaction-related items[3]	$ 406	$ 33,277	$ 7,044	$ 128,619
Other impairments (recoveries) and other losses (gains), net[4]	(923)	7,896	24,238	(22,046)
Restructuring and severance related charges	1,147	2,911	3,610	2,911
Loss (gain) on debt extinguishments	—	—	225,824	42,912
Litigation costs (recoveries)	—	—	—	232
Casualty-related charges (recoveries), net	—	—	5,203	469
Foreign currency remeasurement losses (gains)	—	—	—	153
Valuation allowance on deferred tax assets[5]	—	—	—	31,161
Tax rate legislation impact[6]	—	—	—	(3,590)
Total adjustments	630	44,084	265,919	180,821
FFO as Adjusted applicable to common shares	220,378	218,932	870,645	874,188
Distributions on dilutive convertible units and other	2,352	1,593	8,577	6,490
Diluted FFO as Adjusted applicable to common shares	$ 222,730	$ 220,525	$ 879,222	$ 880,678
Weighted average shares outstanding - diluted FFO as Adjusted	546,829	544,243	546,567	536,562
Diluted earnings per common share	$ 0.05	$ 0.27	$ 0.93	$ 0.77
Depreciation and amortization	0.33	0.33	1.25	1.47
Loss (gain) on sales of depreciable real estate, net	(0.01)	(0.56)	(1.11)	(1.05)
Loss (gain) upon change of control, net[2]	—	0.02	0.00	(0.30)
Taxes associated with real estate dispositions	—	0.01	0.00	(0.01)
Impairments (recoveries) of depreciable real estate, net	0.04	0.25	0.05	0.42
Diluted Nareit FFO per common share	$ 0.41	$ 0.32	$ 1.12	$ 1.30
Transaction-related items[3]	0.00	0.07	0.01	0.24
Other impairments (recoveries) and other losses (gains), net[4]	0.00	0.01	0.04	(0.04)
Restructuring and severance related charges	0.00	0.01	0.01	0.01
Loss (gain) on debt extinguishments	—	—	0.42	0.08
Litigation costs (recoveries)	—	—	—	0.00
Casualty-related charges (recoveries), net	—	—	0.01	0.00
Foreign currency remeasurement losses (gains)	—	—	—	0.00
Valuation allowance on deferred tax assets[5]	—	—	—	0.06
Tax rate legislation impact[6]	—	—	—	(0.01)
Diluted FFO as Adjusted per common share	$ 0.41	$ 0.41	$ 1.61	$ 1.64

Healthpeak® PROPERTIES

In thousands, except per share data

Adjusted Funds From Operations

	Three Months Ended December 31,		Year Ended December 31,	
	2021	**2020**	**2021**	**2020**
FFO as Adjusted applicable to common shares	$ 220,378	$ 218,932	$ 870,645	$ 874,188
Amortization of stock-based compensation	4,307	3,977	18,202	17,368
Amortization of deferred financing costs	2,539	2,488	9,216	10,157
Straight-line rents	(7,561)	(5,230)	(31,188)	(29,316)
AFFO capital expenditures	(39,368)	(32,251)	(111,480)	(93,579)
Deferred income taxes	(1,776)	(6,447)	(8,015)	(15,647)
Other AFFO adjustments	(4,228)	7,893	(19,510)	9,534
AFFO applicable to common shares	174,291	189,362	727,870	772,705
Distributions on dilutive convertible units and other	1,650	1,629	6,164	6,662
Diluted AFFO applicable to common shares	**$ 175,941**	**$ 190,991**	**$ 734,034**	**$ 779,367**
Weighted average shares outstanding - diluted AFFO	545,004	544,243	544,742	536,562

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(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and the detailed financial information in the Discontinued Operations Reconciliation section of the Supplemental Report.

(2) For the year ended December 31, 2020, includes a $170 million gain upon consolidation of 13 continuing care retirement communities ("CCRCs") in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020. Gains and losses upon change of control are included in other income (expense), net in the Consolidated Statements of Operations.

(3) For the year ended December 31, 2020, includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to Life Care Services LLC, partially offset by the tax benefit recognized related to those expenses. The expenses related to terminating management agreements are included in operating expenses in the Consolidated Statements of Operations.

(4) For the year ended December 31, 2021, includes a $29 million goodwill impairment charge in connection with our senior housing triple-net and SHOP asset sales, which are reported in income (loss) from discontinued operations in the Consolidated Statements of Operations. The year ended December 31, 2021 also includes $6 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable, which is included in interest income in the Consolidated Statements of Operations. For the year ended December 31, 2020, includes a $42 million gain on sale of a hospital that was in a direct financing lease, which is included in other income (expense), net in the Consolidated Statements of Operations. The remaining activity for the three months and years ended December 31, 2021 and 2020 includes reserves for loan losses and land impairments recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) In conjunction with establishing a plan during the year ended December 31, 2020 to dispose of all of our SHOP assets and classifying such assets as discontinued operations, we concluded it was more likely than not that we would no longer realize the future value of certain deferred tax assets generated by the net operating losses of our taxable REIT subsidiary entities. Accordingly, during the year ended December 31, 2020, we recognized an associated valuation allowance and corresponding income tax expense.

(6) For the year ended December 31, 2020, represents the tax benefit from the CARES Act, which extended the net operating loss carryback period to five years.

Per share data

Projected Future Operations[1]

	Full Year 2022			
	Low		High	
Diluted earnings per common share	$	0.58	$	0.64
Real estate related depreciation and amortization		1.29		1.29
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures		0.04		0.04
Noncontrolling interests' share of real estate related depreciation and amortization		(0.04)		(0.04)
Loss (gain) on sales of depreciable real estate, net		(0.17)		(0.17)
Diluted Nareit FFO per common share	$	1.70	$	1.76
Other impairments (recoveries) and other losses (gains), net		(0.02)		(0.02)
Diluted FFO as Adjusted per common share	$	1.68	$	1.74

(1) The foregoing projections reflect management's view of current and future market conditions as of February 8, 2022 including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release for the quarter ended December 31, 2021 that was issued on February 8, 2022. However, these projections do not reflect the impact of unannounced future transactions, except as described herein. Our actual results may differ materially from the projections set forth above. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

In millions

Projected SS Cash NOI[(1)(2)]

For the projected year 2022 (low)

	Life Science	Medical Office	CCRC	Other[(3)]	Corporate Adjustments	Total
Portfolio Cash (Adjusted) NOI[(4)]	$ 540	$ 419	$ 103	$ 15	$ (3)	$ 1,075
Interest income	—	—	—	18	—	18
Portfolio Income	540	419	103	33	(3)	1,094
Interest income	—	—	—	(18)	—	(18)
Non-cash adjustments to cash NOI[(5)]	67	13	—	(1)	2	81
NOI	607	433	103	14	(1)	1,156
Non-SS NOI	(151)	(85)	2	(14)	1	(248)
SS NOI	456	348	105	—	—	908
Non-cash adjustments to SS NOI[(5)]	(35)	(8)	—	—	—	(42)
SS Cash (Adjusted) NOI	$ 421	$ 340	$ 105	$ —	$ —	$ 866
Addback adjustments[(6)]						290
Other income and expenses[(7)]						136
Costs and expenses[(8)]						(963)
Net income (loss)						$ 330

For the projected year 2022 (high)

	Life Science	Medical Office	CCRC	Other[(3)]	Corporate Adjustments	Total
Portfolio Cash (Adjusted) NOI[(4)]	$ 545	$ 424	$ 107	$ 20	$ (1)	$ 1,094
Interest income	—	—	—	23	—	23
Portfolio Income	545	424	107	43	(1)	1,118
Interest income	—	—	—	(23)	—	(23)
Non-cash adjustments to cash NOI[(5)]	67	14	—	3	2	85
NOI	613	437	107	22	1	1,180
Non-SS NOI	(152)	(86)	2	(22)	(1)	(260)
SS NOI	460	351	108	—	—	920
Non-cash adjustments to SS NOI[(5)]	(35)	(8)	1	—	—	(43)
SS Cash (Adjusted) NOI	$ 425	$ 343	$ 109	$ —	$ —	$ 877
Addback adjustments[(6)]						303
Other income and expenses[(7)]						140
Costs and expenses[(8)]						(952)
Net income (loss)						$ 367

Healthpeak® PROPERTIES

Reconciliations

In millions

For the year ended December 31, 2021

	Life Science	Medical Office	CCRC	Other[3]	Corporate Adjustments and Discontinued Operations	Total
Portfolio Cash (Adjusted) NOI[4]	$ 504	$ 413	$ 96	$ 17	$ 11	$ 1,041
Interest income	—	—	—	38	—	38
Portfolio Income	504	413	96	55	11	1,079
Interest income	—	—	—	(38)	—	(38)
Non-cash adjustments to cash NOI[5]	47	11	(3)	—	(7)	47
NOI	551	424	92	18	3	1,088
Non-SS NOI	(111)	(82)	1	(18)	(3)	(212)
SS NOI	439	343	94	—	—	876
Non-cash adjustments to SS NOI[5]	(34)	(9)	3	—	—	(39)
SS Cash (Adjusted) NOI	**$ 405**	**$ 334**	**$ 97**	**$ —**	**$ —**	**$ 836**
Addback adjustments[6]						252
Other income and expenses[7]						666
Costs and expenses[8]						(1,172)
Other impairments (recoveries), net[9]						(56)
Net income (loss)						**$ 526**

Projected SS Cash NOI Changed for the full year 2022

	Life Science	Medical Office	CCRC	Total
Low	4.00 %	1.75 %	8.00 %	3.25 %
High	5.00 %	2.75 %	12.00 %	4.75 %

(1) The foregoing projections reflect management's view of current and future market conditions as of February 8, 2022 including assumptions with respect to rental rates, occupancy levels, development items, and the earnings impact of the events referenced in our earnings press release for the quarter ended December 31, 2021 that was issued on February 8, 2022. However, these projections do not reflect the impact of unannounced future transactions, except as described herein. Our actual results may differ materially from the projections set forth above. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

(2) May not foot, cross foot, or recalculate due to rounding and adjustments made to SS high and low ranges reported by segments.

(3) Portfolio Cash NOI for Other represents the Company's share of its unconsolidated investment in SWF SH JV portfolio, with the low of $15 million and the high of $20 million.

(4) Represents rental and related revenues, tenant recoveries, resident fees and services, and other income from DFLs, less property level operating expenses, including our share of joint ventures.

(5) Represents straight-line rents, DFL non-cash interest, amortization of market lease intangibles, net, the deferral of community fees, net of amortization, management contract termination expense, actuarial reserves for insurance claims that have been incurred but not reported, and lease termination fees.

(6) Represents non-SS NOI and non-cash adjustments to SS NOI.

(7) Represents interest income, gain (loss) on sales of real estate, net, other income (expense), net, income taxes benefit (expense), and equity income (loss) from unconsolidated joint ventures, excluding NOI. The year ended December 31, 2021 includes discontinued operations.

(8) Represents interest expense, depreciation and amortization, general and administrative, transaction costs, and loss on debt extinguishments. The year ended December 31, 2021 includes discontinued operations.

(9) The majority of the balance represents the impairment of goodwill related to the disposition of senior housing triple-net and SHOP portfolios during the year ended December 31, 2021, and included in discontinued operations.

11

Healthpeak® PROPERTIES

In thousands

Enterprise Gross Assets and Portfolio Investment

December 31, 2021

	Life Science	Medical Office	CCRC	Other	Discontinued Operations[1]	Corporate Non-segment	Total
Consolidated total assets[2]	$ 7,399,952	$ 4,730,801	$ 2,121,536	$ 774,502	$ 13,416	$ 217,312	$ 15,257,519
Investments in and advances to unconsolidated JVs	(39,171)	(9,070)	—	(355,393)	—	—	(403,634)
Accumulated depreciation and amortization[3]	1,196,841	1,631,977	311,125	—	—	—	3,139,943
Consolidated Gross Assets	$ 8,557,622	$ 6,353,708	$ 2,432,661	$ 419,109	$ 13,416	$ 217,312	$ 17,993,828
Healthpeak's share of unconsolidated JV gross assets	74,168	18,456	433	481,379	157	—	574,593
Enterprise Gross Assets	$ 8,631,790	$ 6,372,164	$ 2,433,094	$ 900,488	$ 13,573	$ 217,312	$ 18,568,421
Land held for development	(394,294)	(4,268)	(112)	—	—	—	(398,674)
Fully depreciated real estate and intangibles	458,795	531,783	17,389	—	—	—	1,007,967
Non-real estate related assets[4]	(263,229)	(359,556)	(206,716)	(28,428)	(13,573)	(217,312)	(1,088,814)
Real estate intangible liabilities	(198,695)	(132,526)	—	—	—	—	(331,221)
Noncontrolling interests' share of consolidated JVs real estate and related intangibles	(3,652)	(384,492)	—	—	—	—	(388,144)
Portfolio Investment	$ 8,230,715	$ 6,023,105	$ 2,243,655	$ 872,060	$ —	$ —	$ 17,369,535

(1) During 2020, the Company established and began executing a plan to dispose of its senior housing triple-net and SHOP properties. As of December 31, 2020, the Company concluded the planned dispositions represented a strategic shift and therefore, as of December 31, 2021, the assets meeting the held for sale criteria on or before December 31, 2021 are classified as assets held for sale on the Consolidated Balance Sheet as disclosed within the Earnings Release and Supplemental Report for the quarter ended December 31, 2021. In September 2021, the Company successfully completed the disposition of the remaining senior triple-net and SHOP properties. The remaining balances primarily relate to Accounts receivable, net of allowances and Cash and cash equivalents related to the wrap up of senior housing triple-net and SHOP operations.

(2) Consolidated total assets represents total assets on the Consolidated Balance Sheet as of December 31, 2021 presented on page 8 within the Earnings Release and Supplemental Report for the quarter ended December 31, 2021.

(3) Accumulated depreciation and amortization includes accumulated depreciation for real estate, accumulated amortization for real estate related intangible assets, and accumulated amortization for right-of-use assets.

(4) Balance includes Cash and cash equivalents, Restricted cash, Right-of-use asset, net, Accounts receivable, net of allowances, and Other assets, net.

Healthpeak
PROPERTIES

In thousands

Capital Expenditures

	Year ended			
	December 31, 2021		**December 31, 2020**	
Total capital expenditures at share[1]	$	818,284	$	868,408
Less: AFFO capital expenditures at share[1]		(114,937)		(97,153)
Non AFFO capital expenditures at share		703,347		771,255
Adjustment for Healthpeak's share of unconsolidated JV		(12,355)		(11,231)
Adjustment for noncontrolling interests' share of consolidated JVs		1,803		1,854
Consolidated non AFFO capital expenditures		692,795		761,878
Decrease (increase) in construction payable		(79,930)		30,712
Other		(2,310)		(1,024)
Development, redevelopment, and other major improvements of real estate[2]	**$**	**610,555**	**$**	**791,566**
AFFO capital expenditures at share[1]	$	114,937	$	97,153
Adjustment for Healthpeak's share of unconsolidated JV		(4,944)		(4,383)
Adjustment for noncontrolling interests' share of consolidated JVs	$	1,487	$	1,351
Leasing costs, tenant improvements, and recurring capital expenditures[2]	**$**	**111,480**	**$**	**94,121**

---

(1) Total capital expenditures at share and AFFO capital expenditures at share are presented inclusive of unconsolidated JVs and exclusive of noncontrolling interest. For the twelve month period ended December 31, 2021, *Capital Expenditures* on page 24 of the Earnings Release and Supplemental Report excluded $8.4 million and $2.6 million, respectively, of total capital expenditures at share and AFFO capital expenditures at share related to discontinued operations. Such amounts have been included within the totals provided herein for total capital expenditures at share and AFFO capital expenditures at share. Total capital expenditures at share and AFFO capital expenditures at share for the twelve months period ended December 31, 2020 are presented on page 25 of the Earnings Release and Supplemental Reports for the period then ended.

(2) Represents the financial statement lines items of *Development, redevelopment, and other major improvements of real estate* and *Leasing costs, tenant improvements, and recurring capital expenditures* as presented within the Consolidated Statement of Cash Flows for the twelve months ended December 31, 2021 and 2020.

.

Healthpeak®
PROPERTIES

Reconciliations

In thousands

Revenues

	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Life Science	$ 153,215	$ 169,934	$ 177,527	$ 184,213	$ 184,170
Medical Office	158,532	160,201	165,295	171,482	174,264
CCRC	115,757	116,128	117,308	119,022	118,867
Other	4,193	9,013	16,108	6,748	5,904
Total revenues	**$ 431,697**	**$ 455,276**	**$ 476,238**	**$ 481,465**	**$ 483,205**
Life Science	—	—	—	—	—
Medical Office	—	—	—	—	—
CCRC	2,566	1,310	87	15	—
Other	—	—	—	—	—
Government grant income	**$ 2,566**	**$ 1,310**	**$ 87**	**$ 15**	**$ —**
Life Science	—	—	—	—	—
Medical Office	—	—	—	—	—
CCRC	—	—	—	—	—
Other	(4,192)	(9,013)	(16,108)	(6,748)	(5,904)
Less: Interest income	**$ (4,192)**	**$ (9,013)**	**$ (16,108)**	**$ (6,748)**	**$ (5,904)**
Life Science	448	1,337	1,412	1,521	1,487
Medical Office	687	715	710	737	720
CCRC	4,669	4,488	2,415	—	—
Other	17,294	16,753	16,740	17,109	17,233
Healthpeak's share of unconsolidated JVs real estate revenues	**$ 23,098**	**$ 23,293**	**$ 21,277**	**$ 19,367**	**$ 19,440**
Life Science	—	—	—	—	—
Medical Office	—	—	—	—	—
CCRC	140	199	—	—	—
Other	40	227	583	—	739
Healthpeak's share of unconsolidated JVs government grant income	**$ 180**	**$ 426**	**$ 583**	**$ —**	**$ 739**
Life Science	(64)	(65)	(75)	(82)	(70)
Medical Office	(8,822)	(8,926)	(8,825)	(8,954)	(8,658)
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Noncontrolling interests' share of consolidated JVs real estate revenues	**$ (8,886)**	**$ (8,991)**	**$ (8,900)**	**$ (9,036)**	**$ (8,728)**
Life Science	153,599	171,206	178,863	185,652	185,588
Medical Office	150,397	151,990	157,181	163,265	166,325
CCRC	123,132	122,125	119,810	119,037	118,868
Other	17,335	16,980	17,323	17,109	17,972
Portfolio Real Estate Revenues	**$ 444,463**	**$ 462,301**	**$ 473,177**	**$ 485,063**	**$ 488,753**
Life Science	(4,757)	(11,819)	(12,374)	(11,030)	(11,402)
Medical Office	(3,003)	(2,556)	(2,643)	(4,337)	(4,306)
CCRC	(1)	8	14	—	—
Other	4	88	6	12	(4)
Non-cash adjustments to Portfolio Real Estate Revenues	**$ (7,757)**	**$ (14,279)**	**$ (14,997)**	**$ (15,355)**	**$ (15,712)**

Continued

14

In thousands

Revenues

	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Life Science	148,842	159,387	166,489	174,622	174,186
Medical Office	147,394	149,434	154,538	158,928	162,019
CCRC	123,131	122,133	119,824	119,037	118,868
Other	17,339	17,068	17,329	17,121	17,968
Portfolio Cash Real Estate Revenues	$ 436,706	$ 448,022	$ 458,180	$ 469,708	$ 473,041
Life Science	4,757	11,819	12,374	11,030	11,402
Medical Office	3,003	2,556	2,643	4,337	4,306
CCRC	1	(8)	(14)	—	—
Other	(4)	(88)	(6)	(12)	4
Non-cash adjustments to Portfolio Real Estate Revenues	$ 7,757	$ 14,279	$ 14,997	$ 15,355	$ 15,712
Life Science	(29,037)	(40,927)	(44,364)	(49,762)	(51,427)
Medical Office	(24,766)	(25,403)	(29,663)	(32,977)	(36,338)
CCRC	(4,808)	(4,687)	(2,415)	—	—
Other	(17,335)	(16,980)	(17,323)	(17,109)	(17,972)
Non-SS Portfolio Real Estate Revenues	$ (75,946)	$ (87,997)	$ (93,765)	$ (99,848)	$ (105,737)
Life Science	$ 124,562	$ 130,279	$ 134,499	$ 135,890	$ 134,161
Medical Office	125,631	126,587	127,518	130,288	129,987
CCRC	118,323	117,438	117,395	119,037	118,868
Other	—	—	—	—	—
Portfolio Real Estate Revenue - SS	$ 368,516	$ 374,304	$ 379,412	$ 385,215	$ 383,016
Life Science	(840)	(5,084)	(5,541)	(4,118)	(4,190)
Medical Office	(2,305)	(2,418)	(1,930)	(2,353)	(2,150)
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Non-cash adjustment to SS Portfolio Real Estate Revenues	$ (3,145)	$ (7,502)	$ (7,471)	$ (6,471)	$ (6,340)
Life Science	123,722	125,195	128,958	131,772	129,971
Medical Office	123,326	124,169	125,588	127,935	127,837
CCRC	118,323	117,438	117,395	119,037	118,868
Other	—	—	—	—	—
Portfolio Cash Real Estate Revenues - SS	$ 365,371	$ 366,802	$ 371,941	$ 378,744	$ 376,676

Healthpeak®
PROPERTIES

Reconciliations

In thousands

Operating Expenses

	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Life Science	$ 36,885	$ 39,461	$ 40,724	$ 44,923	$ 43,936
Medical Office	52,523	51,121	54,648	58,430	59,184
CCRC	94,806	91,179	94,760	98,799	96,127
Other	—	—	—	(13)	—
Operating expenses	$ 184,214	$ 181,761	$ 190,132	$ 202,139	$ 199,247
Life Science	137	425	428	463	520
Medical Office	282	294	317	305	258
CCRC	4,465	4,745	2,208	32	(346)
Other	13,335	12,595	12,451	13,450	13,370
Healthpeak's share of unconsolidated JVs operating expenses	$ 18,219	$ 18,059	$ 15,404	$ 14,250	$ 13,802
Life Science	(19)	(20)	(21)	(25)	(21)
Medical Office	(2,545)	(2,504)	(2,552)	(2,659)	(2,356)
CCRC	—	—	—	—	—
Other	—	—	—	—	—
Noncontrolling interests' share of consolidated JVs operating expenses	$ (2,564)	$ (2,524)	$ (2,573)	$ (2,684)	$ (2,377)
Life Science	37,003	39,866	41,131	45,361	44,435
Medical Office	50,260	48,911	52,413	56,076	57,086
CCRC	99,271	95,924	96,968	98,831	95,781
Other	13,335	12,595	12,451	13,437	13,370
Portfolio Operating Expenses	$ 199,869	$ 197,296	$ 202,963	$ 213,705	$ 210,672
Life Science	(13)	(9)	(9)	(10)	(9)
Medical Office	(647)	(633)	(639)	(711)	(740)
CCRC	(3,810)	(12)	(1,212)	(724)	(1,270)
Other	(313)	(24)	33	113	27
Non-cash adjustments to Portfolio Operating Expenses	$ (4,783)	$ (678)	$ (1,827)	$ (1,332)	$ (1,992)
Life Science	36,990	39,857	41,122	45,351	44,426
Medical Office	49,613	48,278	51,774	55,365	56,346
CCRC	95,461	95,912	95,756	98,107	94,511
Other	13,022	12,571	12,484	13,550	13,397
Portfolio Cash Operating Expenses	$ 195,086	$ 196,618	$ 201,136	$ 212,373	$ 208,680
Life Science	$ 13	$ 9	$ 9	$ 10	$ 9
Medical Office	647	633	639	711	740
CCRC	3,810	12	1,212	724	1,270
Other	313	24	(33)	(113)	(27)
Non-cash adjustments to Portfolio Operating Expenses	$ 4,783	$ 678	$ 1,827	$ 1,332	$ 1,992
Life Science	(6,949)	(10,575)	(11,338)	(12,367)	(13,236)
Medical Office	(8,749)	(8,717)	(11,211)	(13,232)	(14,053)
CCRC	(4,463)	(5,495)	(2,602)	(426)	(62)
Other	(13,335)	(12,595)	(12,451)	(13,437)	(13,370)
Non-SS Portfolio Operating Expenses	$ (33,496)	$ (37,382)	$ (37,602)	$ (39,462)	$ (40,721)

Continued

Healthpeak® PROPERTIES

In thousands

Operating Expenses

	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Life Science	30,054	29,291	29,793	32,994	31,199
Medical Office	41,511	40,194	41,202	42,844	43,033
CCRC	94,808	90,429	94,366	98,405	95,719
Other	—	—	—	—	—
Portfolio Operating Expenses - SS	$ 166,373	$ 159,914	$ 165,361	$ 174,243	$ 169,951
Life Science	(13)	(9)	(9)	(8)	(9)
Medical Office	(576)	(571)	(571)	(569)	(565)
CCRC	(3,800)	—	(1,209)	(724)	(1,542)
Other	—	—	—	—	—
Non-cash adjustment to SS Portfolio Operating Expenses	$ (4,389)	$ (580)	$ (1,789)	$ (1,301)	$ (2,116)
Life Science	30,041	29,282	29,784	32,986	31,190
Medical Office	40,935	39,623	40,631	42,275	42,468
CCRC	91,008	90,429	93,157	97,681	94,177
Other	—	—	—	—	—
Portfolio Cash Operating Expenses - SS	$ 161,984	$ 159,334	$ 163,572	$ 172,942	$ 167,835

Healthpeak®
PROPERTIES

In thousands

Revenues

	Year Ended December 31, 2021	
Life Science	$	715,844
Medical Office		671,242
CCRC		471,325
Other		37,773
Total revenues	**$**	**1,896,184**
Life Science		—
Medical Office		—
CCRC		1,412
Other		—
Government grant income	**$**	**1,412**
Life Science		—
Medical Office		—
CCRC		—
Other		(37,773)
Less: Interest income	**$**	**(37,773)**
Life Science		5,757
Medical Office		2,882
CCRC		6,903
Other		67,835
Healthpeak's share of unconsolidated JVs real estate revenues	**$**	**83,377**
Life Science		—
Medical Office		—
CCRC		200
Other		1,549
Healthpeak's share of unconsolidated JVs government grant income	**$**	**1,749**
Life Science		(292)
Medical Office		(35,363)
CCRC		—
Other		—
Noncontrolling interests' share of consolidated JVs real estate revenues	**$**	**(35,655)**
Life Science		721,309
Medical Office		638,761
CCRC		479,840
Other		69,384
Portfolio Real Estate Revenues	**$**	**1,909,294**
Life Science		(46,625)
Medical Office		(13,842)
CCRC		22
Other		102
Non-cash adjustments to Portfolio Real Estate Revenues	**$**	**(60,343)**

Operating Expenses

	Year Ended December 31, 2021	
Life Science	$	169,044
Medical Office		223,383
CCRC		380,865
Other		(13)
Operating expenses	**$**	**773,279**
Life Science		1,836
Medical Office		1,174
CCRC		6,639
Other		51,866
Healthpeak's share of unconsolidated JVs operating expenses	**$**	**61,515**
Life Science		(87)
Medical Office		(10,071)
CCRC		—
Other		—
Noncontrolling interests' share of consolidated JVs operating expenses	**$**	**(10,158)**
Life Science		170,793
Medical Office		214,486
CCRC		387,504
Other		51,853
Portfolio Operating Expenses	**$**	**824,636**
Life Science		(37)
Medical Office		(2,723)
CCRC		(3,218)
Other		149
Non-cash adjustments to Portfolio Operating Expenses	**$**	**(5,829)**
Life Science		170,756
Medical Office		211,763
CCRC		384,286
Other		52,002
Portfolio Cash Operating Expenses	**$**	**818,807**
Life Science	$	37
Medical Office		2,723
CCRC		3,218
Other		(149)
Non-cash Portfolio Cash Operating Expenses	**$**	**5,829**
Life Science		(60,234)
Medical Office		(49,136)
CCRC		(332,792)
Other		(51,853)
Non-SS Portfolio Operating Expenses	**$**	**(494,015)**

Continued

Healthpeak® PROPERTIES

Reconciliations

In thousands

	Year Ended December 31, 2021		Year Ended December 31, 2021
Life Science	674,684	Life Science	110,559
Medical Office	624,919	Medical Office	165,350
CCRC	479,862	CCRC	54,712
Other	69,486	Other	—
Portfolio Cash Real Estate Revenues	**$ 1,848,951**	**Portfolio Operating Expenses - SS[2]**	**$ 330,621**
Life Science	46,625	Life Science	(37)
Medical Office	13,842	Medical Office	(2,263)
CCRC	(22)	CCRC	(163)
Other	(102)	Other	—
Non-cash adjustments to Portfolio Real Estate Revenues	**$ 60,343**	**Non-cash adjustment to SS Portfolio Operating Expenses**	**$ (2,463)**
Life Science	(247,515)	Life Science	110,522
Medical Office	(130,138)	Medical Office	163,087
CCRC	(405,033)	CCRC	54,549
Other	(69,383)	Other	—
Non-SS Portfolio Real Estate Revenue	**$ (852,069)**	**Portfolio Cash Operating Expenses - SS[1]**	**$ 328,158**
Life Science	473,794		
Medical Office	508,624		
CCRC	74,806		
Other	—		
Portfolio Real Estate Revenue - SS[2]	**$ 1,057,224**		
Life Science	(15,252)		
Medical Office	(8,675)		
CCRC	—		
Other	—		
Non-cash adjustment to SS Portfolio Real Estate Revenues	**$ (23,927)**		
Life Science	458,542		
Medical Office	499,949		
CCRC	74,806		
Other	—		
Portfolio Cash Real Estate Revenues - SS[1]	**$ 1,033,297**		

---

(1) The property count used for Portfolio Real Estate Revenue - SS, Portfolio Cash Real Estate Revenues - SS, Portfolio Operating Expenses - SS, and Portfolio Cash Operating Expenses - SS differed for the three and twelve months ended December 31, 2021.

Healthpeak® PROPERTIES

In thousands

EBITDAre and Adjusted EBITDAre

	Three Months Ended December 31, 2021		Twelve Months Ended December 31, 2021	
Net income (loss)	$	32,576	$	525,930
Interest expense[1]		36,551		161,880
Income tax expense (benefit)[1]		(1,481)		(4,230)
Depreciation and amortization		178,114		684,286
Other depreciation and amortization		1,492		4,873
Loss (gain) on sales of real estate[1]		(6,780)		(605,311)
Loss (gain) upon change of control		—		(1,042)
Impairments (recoveries) of depreciable real estate		19,625		25,320
Share of unconsolidated JV:				
Interest expense		(259)		72
Income tax expense (benefit)		(452)		(2,096)
Depreciation and amortization		5,041		17,085
Loss (gain) on sale of real estate from unconsolidated JVs		197		(6,737)
EBITDAre	$	264,624	$	800,030
Transaction-related items, excluding taxes		388		6,789
Other impairments (recoveries) and losses (gains)[2]		(923)		24,238
Restructuring and severance related charges		1,147		3,610
Loss (gain) on debt extinguishments		—		225,824
Casualty-related charges (recoveries), excluding taxes		—		5,158
Amortization of stock-based compensation		4,307		18,202
Adjusted EBITDAre	$	269,543	$	1,083,851

Adjusted Fixed Charge Coverage

	Three Months Ended December 31, 2021		Twelve Months Ended December 31, 2021	
Interest expense, including unconsolidated JV interest expense at share		36,292		161,952
Capitalized interest		7,076		23,875
Fixed Charges	$	43,368	$	185,827
Adjusted Fixed Charge Coverage		6.2x		5.8x

---

(1)   Amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and Discontinued Operations Reconciliation provided on pages 9 and 40, respectively, in the Earnings Release and Supplemental Report for the quarter ended December 31, 2021.

(2)   For the year ended December 31, 2021, includes the following: (i) a $29 million goodwill impairment charge in connection with our senior housing asset sales reported in income (loss) from discontinued operations in the Consolidated Statements of Operations and (ii) $1.6 million of reserves for loan loss recorded in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations, offset by (iii) $6.4 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable which is included in interest income in the Consolidated Statements of Operations.

Healthpeak®
PROPERTIES

Reconciliations

In thousands

Enterprise Debt and Net Debt

	December 31, 2021	Pro Forma December 31, 2021[1]
Bank line of credit and commercial paper	$ 1,165,975	
Senior unsecured notes	4,651,933	
Mortgage debt	352,081	
Consolidated Debt	$ 6,169,989	
Share of unconsolidated JV mortgage debt	39,684	
Enterprise Debt	$ 6,209,673	$ 6,209,673
Cash and cash equivalents[2]	(165,994)	(481,863)
Share of unconsolidated JV cash and cash equivalents	(15,912)	(15,912)
Net Debt	$ 6,027,767	$ 5,711,898

Financial Leverage

	December 31, 2021
Enterprise Debt	$ 6,209,673
Enterprise Gross Assets	18,568,421
Financial Leverage	33.4%

Secured Debt Ratio[2]

	December 31, 2021
Mortgage debt	$ 352,081
Share of unconsolidated JV mortgage debt	39,684
Enterprise Secured Debt	$ 391,765
Enterprise Gross Assets	18,568,421
Secured Debt Ratio	2.1%

Net Debt to Adjusted EBITDAre

	Three Months Ended December 31, 2021	Twelve Months Ended December 31, 2021	Pro Forma Three Months Ended December 31, 2021[1]	Pro Forma Twelve Months Ended December 31, 2021[1]
Net Debt	$ 6,027,767	$ 6,027,767	$ 5,711,898	$ 5,711,898
Annualized Adjusted EBITDAre[3]	1,078,172	1,083,851	1,078,172	1,083,851
Net Debt to Adjusted EBITDAre	5.6x	5.6x	5.3x	5.3x

---

(1) Pro forma cash and cash equivalents and the resulting Net Debt to Adjusted EBITDAre at December 31, 2021 is adjusted to include $316 million of net proceeds from the future expected settlement of 9.1 million shares sold under equity forward contracts through the Company's ATM program during the third quarter of 2021.

(2) Includes cash and cash equivalents of $8 million on assets held for sale.

(3) For the three months ended, represents the current quarter Adjusted EBIDTAre multiplied by a factor of four. For the twelve months ended, represents trailing twelve months Adjusted EBITDAre.

Healthpeak ®
PROPERTIES

In thousands

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

Total Portfolio

	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Income (loss) from continuing operations	$ (19,203)	$ (120,585)	$ 168,065	$ 61,305	$ 28,943
Interest income	(4,192)	(9,013)	(16,108)	(6,748)	(5,904)
Interest expense	54,088	46,843	38,681	35,905	36,551
Depreciation and amortization	147,175	157,538	171,459	177,175	178,114
General and administrative	25,507	24,902	24,088	23,270	26,043
Transaction costs	1,422	798	619	—	424
Loss (gain) on sales of real estate, net	(4,714)	—	(175,238)	(14,635)	(717)
Impairments and loan loss reserves (recoveries), net	26,742	3,242	931	285	18,702
Other expense (income), net	128	(2,200)	(1,734)	(1,670)	(662)
Loss (gain) on debt extinguishments	—	164,292	60,865	667	—
Income tax expense (benefit)	(2,631)	8	(763)	(649)	(1,857)
Government grant income	2,566	1,310	87	15	—
Equity loss (income) from unconsolidated JVs	18,969	(1,323)	(867)	(2,327)	(1,583)
Healthpeak's share of unconsolidated JVs NOI	5,059	5,660	6,456	5,117	6,378
Noncontrolling interests' share of consolidated JVs NOI	(6,322)	(6,467)	(6,327)	(6,352)	(6,351)
Portfolio NOI	$ 244,594	$ 265,005	$ 270,214	$ 271,358	$ 278,081
Adjustment to Portfolio NOI	(2,974)	(13,601)	(13,170)	(14,023)	(13,719)
Portfolio Cash (Adjusted) NOI	$ 241,620	$ 251,404	$ 257,044	$ 257,335	$ 264,362
Interest income	4,192	9,013	16,108	6,748	5,904
Portfolio Income	$ 245,812	$ 260,417	$ 273,152	$ 264,083	$ 270,266
Interest income	(4,192)	(9,013)	(16,108)	(6,748)	(5,904)
Adjustment to Portfolio NOI	2,974	13,601	13,170	14,023	13,719
Non-SS Portfolio NOI	(42,450)	(50,617)	(56,163)	(60,387)	(65,017)
SS Portfolio NOI	$ 202,144	$ 214,388	$ 214,051	$ 210,971	$ 213,064
Non-cash adjustment to SS Portfolio NOI	1,243	(6,920)	(5,682)	(5,169)	(4,223)
SS Portfolio Cash (Adjusted) NOI	$ 203,387	$ 207,468	$ 208,369	$ 205,802	$ 208,841

Healthpeak ®
PROPERTIES

Reconciliations

In thousands

Life Science

	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Income (loss) from continuing operations	$ 43,225	$ 61,816	$ 59,960	$ 60,326	$ 62,419
Interest expense	55	102	48	46	36
Depreciation and amortization	58,184	68,434	76,955	79,570	78,237
Transaction costs	155	32	(21)	—	13
Impairments and loan loss (reserves) recoveries, net	14,671	—	—	—	—
Other expense (income), net	—	(4)	(28)	(22)	(1)
Equity loss (income) from unconsolidated JVs	40	93	(111)	(630)	(470)
Healthpeak's share of unconsolidated JVs NOI	311	912	984	1,058	967
Noncontrolling interests' share of consolidated JVs NOI	(45)	(45)	(54)	(57)	(49)
Portfolio NOI	$ 116,596	$ 131,340	$ 137,733	$ 140,291	$ 141,152
Adjustment to Portfolio NOI	(4,744)	(11,810)	(12,366)	(11,021)	(11,392)
Portfolio Cash (Adjusted) NOI[1]	$ 111,852	$ 119,530	$ 125,367	$ 129,270	$ 129,760
Adjustment to Portfolio NOI	4,744	11,810	12,366	11,021	11,392
Non-SS Portfolio NOI	(22,088)	(30,353)	(33,027)	(37,397)	(38,190)
SS Portfolio NOI	$ 94,508	$ 100,987	$ 104,706	$ 102,894	$ 102,962
Non-cash adjustment to SS Portfolio NOI	(827)	(5,074)	(5,532)	(4,108)	(4,181)
SS Portfolio Cash (Adjusted) NOI	$ 93,681	$ 95,913	$ 99,174	$ 98,786	$ 98,781

Medical Office

	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Income (loss) from continuing operations	$ 49,741	$ 48,614	$ 221,725	$ 58,632	$ 27,064
Interest expense	98	95	786	1,104	852
Depreciation and amortization	56,902	57,954	63,371	66,189	68,232
Transaction costs	—	330	(35)	—	28
Impairments and loan loss (reserves) recoveries, net	4,175	—	—	1,952	19,625
Loss (gain) on sales of real estate, net	(4,714)	—	(175,238)	(14,635)	(717)
Other expense (income), net	—	2,279	175	30	241
Equity loss (income) from unconsolidated JVs	(193)	(192)	(137)	(220)	(245)
Healthpeak's share of unconsolidated JVs NOI	405	421	393	432	462
Noncontrolling interests' share of consolidated JVs NOI	(6,277)	(6,422)	(6,273)	(6,295)	(6,302)
Portfolio NOI	$ 100,137	$ 103,079	$ 104,767	$ 107,189	$ 109,240
Adjustment to Portfolio NOI	(2,356)	(1,923)	(2,003)	(3,626)	(3,566)
Portfolio Cash (Adjusted) NOI[1]	$ 97,781	$ 101,156	$ 102,764	$ 103,563	$ 105,674
Adjustment to Portfolio NOI	2,356	1,923	2,003	3,626	3,566
Non-SS Portfolio NOI	(16,017)	(16,686)	(18,451)	(19,744)	(22,286)
SS Portfolio NOI	$ 84,120	$ 86,393	$ 86,316	$ 87,445	$ 86,954
Non-cash adjustment to SS Portfolio NOI	(1,729)	(1,847)	(1,359)	(1,785)	(1,585)
SS Portfolio Cash (Adjusted) NOI	$ 82,391	$ 84,546	$ 84,957	$ 85,660	$ 85,369

Healthpeak®
PROPERTIES

Reconciliations

In thousands

CCRC

	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Income (loss) from continuing operations	$ (14,644)	$ (6,375)	$ (10,362)	$ (12,170)	$ (11,498)
Interest expense	1,971	1,918	1,924	1,936	1,923
Depreciation and amortization	32,089	31,150	31,133	31,416	31,645
Transaction costs	1,256	432	657	—	356
Other expense (income), net	533	(2,176)	(165)	(114)	314
Government grant income	2,566	1,310	87	15	—
Equity loss (income) from unconsolidated JVs	(254)	—	(639)	(845)	—
Healthpeak's share of unconsolidated JVs NOI	344	(58)	207	(32)	347
Portfolio NOI	$ 23,861	$ 26,201	$ 22,842	$ 20,206	$ 23,087
Adjustment to Portfolio NOI	3,809	20	1,226	724	1,271
Portfolio Cash (Adjusted) NOI[1]	$ 27,670	$ 26,221	$ 24,068	$ 20,930	$ 24,358
Adjustment to Portfolio NOI	(3,809)	(20)	(1,226)	(724)	(1,271)
Non-SS Portfolio NOI	(345)	807	187	426	61
SS Portfolio NOI	$ 23,516	$ 27,008	$ 23,029	$ 20,632	$ 23,148
Non-cash adjustment to SS Portfolio NOI	3,799	1	1,209	724	1,543
SS Portfolio Cash (Adjusted) NOI	$ 27,315	$ 27,009	$ 24,238	$ 21,356	$ 24,691

Other

	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Income (loss) from continuing operations	$ (23,090)	$ 7,473	$ 15,139	$ 9,061	$ 7,671
Interest income	(4,192)	(9,013)	(16,108)	(6,748)	(5,904)
Depreciation and amortization	—	—	—	—	—
Transaction costs	11	4	18	—	27
Impairments and loan loss (reserves) recoveries, net	7,896	3,242	931	(1,667)	(923)
Other expense (income), net	—	(482)	—	(1)	(3)
Equity loss (income) from unconsolidated JVs	19,376	(1,224)	20	(632)	(868)
Healthpeak's share of unconsolidated JVs NOI	3,999	4,385	4,872	3,659	4,602
Portfolio NOI	$ 4,000	$ 4,385	$ 4,872	$ 3,672	$ 4,602
Adjustment to Portfolio NOI	317	112	(27)	(100)	(32)
Portfolio Cash (Adjusted) NOI	$ 4,317	$ 4,497	$ 4,845	$ 3,572	$ 4,570
Interest income	4,192	9,013	16,108	6,748	5,904
Portfolio Income	$ 8,509	$ 13,510	$ 20,953	$ 10,320	$ 10,474
Interest income	(4,192)	(9,013)	(16,108)	(6,748)	(5,904)
Adjustment to Portfolio NOI	(317)	(112)	27	100	32
Non-SS Portfolio NOI	(4,000)	(4,385)	(4,872)	(3,672)	(4,602)
SS Portfolio NOI	$ —	$ —	$ —	$ —	$ —
SS Portfolio Cash (Adjusted) NOI	$ —	$ —	$ —	$ —	$ —

Healthpeak®
PROPERTIES

Reconciliations

Corporate Non-Segment

	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Income (loss) from continuing operations	$ (74,435)	$ (232,113)	$ (118,397)	$ (54,544)	$ (56,713)
Interest expense	51,964	44,728	35,923	32,819	33,740
General and administrative	25,507	24,902	24,088	23,270	26,043
Loss (gain) on debt extinguishments	—	164,292	60,865	667	—
Other expense (income), net	(405)	(1,817)	(1,716)	(1,563)	(1,213)
Income tax expense (benefit)	(2,631)	8	(763)	(649)	(1,857)
Portfolio NOI	$ —	$ —	$ —	$ —	$ —

(1)   Portfolio Income and Portfolio Cash (Adjusted) NOI are the same for Life Science, Medical Office, and CCRC for all periods presented as there is no interest income related to such segments.

Healthpeak®
PROPERTIES

In thousands

Segment Portfolio NOI and Cash (Adjusted) NOI, Portfolio Income, and SS

For the year ended December 31, 2021

	Life Science	Medical Office	CCRC	Other	Corporate Non-segment	Total
Income (loss) from continuing operations	$ 244,521	$ 356,035	$ (40,405)	$ 39,344	$ (461,767)	$ 137,728
Interest income	—	—	—	(37,773)	—	(37,773)
Interest expense	232	2,837	7,701	—	147,210	157,980
Depreciation and amortization	303,196	255,746	125,344	—	—	684,286
General and administrative	—	—	—	—	98,303	98,303
Transaction costs	24	323	1,445	49	—	1,841
Impairments and loan loss (reserves) recoveries, net	—	21,577	—	1,583	—	23,160
Loss (gain) on sales of real estate, net	—	(190,590)	—	—	—	(190,590)
Loss on debt extinguishments	—	—	—	—	225,824	225,824
Other expense (income), net	(55)	2,725	(2,141)	(486)	(6,309)	(6,266)
Income tax expense (benefit)	—	—	—	—	(3,261)	(3,261)
Government grant income	—	—	1,412	—	—	1,412
Healthpeak's share of unconsolidated joint venture NOI	3,921	1,708	464	17,518	—	23,611
Noncontrolling interests' share of consolidated joint venture NOI	(205)	(25,292)	—	—	—	(25,497)
Equity loss (income) from unconsolidated JVs	(1,118)	(794)	(1,484)	(2,704)	—	(6,100)
Portfolio NOI	$ 550,516	$ 424,275	$ 92,336	$ 17,531	$ —	$ 1,084,658
Adjustment to NOI	(46,589)	(11,118)	3,241	(47)	—	(54,513)
Portfolio Cash (Adjusted) NOI	$ 503,927	$ 413,157	$ 95,577	$ 17,484	$ —	$ 1,030,145
Interest Income	—	—	—	37,773	—	37,773
Portfolio Income	$ 503,927	$ 413,157	$ 95,577	$ 55,257	$ —	$ 1,067,918
Interest income	—	—	—	(37,773)	—	(37,773)
Adjustment to NOI	46,589	11,118	(3,241)	47	—	54,513
Non-SS Portfolio NOI	(187,281)	(81,001)	(72,243)	(17,531)	—	(358,056)
SS Portfolio NOI	$ 363,235	$ 343,274	$ 20,093	$ —	$ —	$ 726,602
Non-cash adjustment to SS Portfolio NOI	(15,215)	(6,412)	164	—	—	(21,463)
SS Portfolio Cash (Adjusted) NOI	$ 348,020	$ 336,862	$ 20,257	$ —	$ —	$ 705,139

Healthpeak® PROPERTIES

Reconciliations

In thousands

For the year ended December 31, 2020

	Life Science	Medical Office	CCRC	Other	Corporate Non-segment	Total
Income (loss) from continuing operations	$ 198,189	$ 276,805	$ 43,191	$ (25,610)	$ (332,068)	$ 160,507
Interest income	—	—	—	(16,553)	—	(16,553)
Interest expense	234	400	7,227	—	210,475	218,336
Depreciation and amortization	217,921	222,165	113,851	12	—	553,949
General and administrative	—	—	—	—	93,237	93,237
Transaction costs	236	—	17,994	112	—	18,342
Impairments and loan loss (reserves) recoveries, net	14,671	10,208	—	18,030	—	42,909
Loss (gain) on sales of real estate, net	—	(90,390)	—	40	—	(90,350)
Loss on debt extinguishments	—	—	—	—	42,912	42,912
Other expense (income), net	—	—	(187,844)	(41,707)	(5,133)	(234,684)
Income tax expense (benefit)	—	—	—	—	(9,423)	(9,423)
Government grant income	—	—	16,198	—	—	16,198
Healthpeak's share of unconsolidated joint venture NOI	311	1,643	4,187	20,603	—	26,744
Noncontrolling interests' share of consolidated joint venture NOI	(167)	(24,315)	—	—	—	(24,482)
Equity loss (income) from unconsolidated JVs	40	(798)	1,547	65,810	—	66,599
Portfolio NOI	$ 431,435	$ 395,718	$ 16,351	$ 20,737	$ —	$ 864,241
Adjustment to NOI	(20,133)	(5,544)	97,072	433	—	71,828
Portfolio Cash (Adjusted) NOI	$ 411,302	$ 390,174	$ 113,423	$ 21,170	$ —	$ 936,069
Interest Income	—	—	—	16,553	—	16,553
Portfolio Income	$ 411,302	$ 390,174	$ 113,423	$ 37,723	$ —	$ 952,622
Interest income	—	—	—	(16,553)		(16,553)
Adjustment to NOI	20,133	5,544	(97,072)	(433)	—	(71,828)
Non-SS Portfolio NOI	(95,302)	(62,483)	8,070	(20,737)	—	(170,452)
SS Portfolio NOI	$ 336,133	$ 333,235	$ 24,421	$ —	$ —	$ 693,789
Non-cash adjustment to SS Portfolio NOI	(11,463)	(6,618)	—	—	—	(18,081)
SS Portfolio Cash (Adjusted) NOI	$ 324,670	$ 326,617	$ 24,421	$ —	$ —	$ 675,708

Healthpeak® PROPERTIES

Reconciliations

In thousands

CCRC Pro Forma Portfolio Real Estate Revenues and NOI[1]

Pro Forma SS Portfolio Real Estate Revenues	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Portfolio Real Estate Revenues - SS[2]	$ 118,323	$ 117,437	$ 117,395	$ 119,037	$ 118,868
Pro forma adjustments to exclude government grants	(2,566)	(1,310)	(87)	(15)	—
Pro forma Portfolio Real Estate Revenues - SS[3]	**$ 115,757**	**$ 116,128**	**$ 117,308**	**$ 119,022**	**$ 118,868**

Pro Forma SS Portfolio Cash Real Estate Revenues	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Portfolio Cash Real Estate Revenues - SS[2]	$ 118,323	$ 117,437	$ 117,395	$ 119,037	$ 118,868
Pro forma adjustments to exclude government grants	(2,566)	(1,310)	(87)	(15)	—
Pro forma Portfolio Cash Real Estate Revenues - SS[3]	**$ 115,757**	**$ 116,128**	**$ 117,308**	**$ 119,022**	**$ 118,868**

Pro Forma SS Portfolio NOI	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
SS Portfolio NOI[5]	$ 23,516	$ 27,008	$ 23,029	$ 20,632	$ 23,148
Pro forma adjustment to exclude government grants	(2,566)	(1,310)	(87)	(15)	—
Pro forma SS Portfolio NOI[3]	**$ 20,950**	**$ 25,699**	**$ 22,942**	**$ 20,617**	**$ 23,148**

Pro Forma SS Portfolio Cash (Adjusted) NOI	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
SS Portfolio Cash (Adjusted) NOI[5]	$ 27,315	$ 27,009	$ 24,238	$ 21,356	$ 24,691
Pro forma adjustment to exclude government grants	(2,566)	(1,310)	(87)	(15)	—
Pro forma SS Portfolio Cash (Adjusted) NOI[3]	**$ 24,749**	**$ 25,700**	**$ 24,151**	**$ 21,341**	**$ 24,691**

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(1)   May not foot due to rounding.

(2)   See page 14 and 15 of this document for a reconciliation of Portfolio Real Estate Revenues - SS and Portfolio Cash Real Estate Revenues - SS.

(3)   Pro forma adjustments excludes government grants received under the CARES Act from Portfolio Real Estate Revenues.

(4)   See page 16 and 17 of this document for a reconciliation of Portfolio Operating Expenses - SS and Portfolio Cash Operating Expenses - SS.

(5)   See page 22 through 25 of this document for a reconciliation of SS Portfolio NOI and SS Portfolio Cash (Adjusted) NOI.

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In thousands, except per month data

REVPOR CCRC[1]

CCRC	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Portfolio Cash Real Estate Revenues[2]	$ 123,131	$ 122,133	$ 119,824	$ 119,037	$ 118,868
Other adjustments to REVPOR CCRC[3]	(4,808)	(4,696)	(2,429)	—	—
REVPOR CCRC revenues	**$ 118,323**	**$ 117,438**	**$ 117,395**	**$ 119,037**	**$ 118,868**
Average occupied units/month	5,876	5,854	5,906	5,910	5,852
REVPOR CCRC per month[4]	$ 6,712	$ 6,687	$ 6,626	$ 6,714	$ 6,770

SS REVPOR CCRC	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
SS REVPOR CCRC revenues[5]	$ 118,323	$ 117,438	$ 117,395	$ 119,037	$ 118,868
SS average occupied units/month	5,876	5,854	5,906	5,910	5,852
SS REVPOR CCRC per month[4]	$ 6,712	$ 6,687	$ 6,626	$ 6,714	$ 6,770

PRO FORMA SS REVPOR CCRC	Three Months Ended				
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Pro Forma SS REVPOR CCRC revenues[6]	$ 115,757	$ 116,128	$ 117,308	$ 119,022	$ 118,868
SS average occupied units/month	5,876	5,854	5,906	5,910	5,852
SS REVPOR CCRC per month[4]	$ 6,567	$ 6,612	$ 6,621	$ 6,713	$ 6,770

(1) May not foot due to rounding.

(2) See page 14 and 15 of this document for a reconciliation of Portfolio Cash Real Estate Revenues.

(3) Includes revenue from facilities that are held for sale or sold.

(4) Represents the quarter REVPOR CCRC divided by a factor of three.

(5) See page 14 and 15 of this document for a reconciliation of Portfolio Cash Real Estate Revenues - SS.

(6) See page 28 of this document for a reconciliation of Pro forma Portfolio Real Estate Revenues - SS which is the same as Pro Forma SS REVPOR CCRC revenues.

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In thousands

Other Pro Forma Portfolio Real Estate Revenues and NOI[1]

			Three Months Ended							
Pro Forma Portfolio Real Estate Revenues		December 31, 2020		March 31, 2021		June 30, 2021		September 30, 2021		December 31, 2021
Portfolio Real Estate Revenues[2]	$	17,334	$	16,980	$	17,323	$	17,109	$	17,971
Pro forma adjustments to exclude government grants		(40)		(227)		(583)		—		(739)
Pro forma Portfolio Real Estate Revenues[3]	$	**17,294**	$	**16,753**	$	**16,740**	$	**17,109**	$	**17,232**

			Three Months Ended							
Pro Forma Portfolio Cash Real Estate Revenues		December 31, 2020		March 31, 2021		June 30, 2021		September 30, 2021		December 31, 2021
Portfolio Cash Real Estate Revenues[2]	$	17,339	$	17,068	$	17,330	$	17,121	$	17,967
Pro forma adjustments to exclude government grants		(40)		(227)		(583)		—		(739)
Pro forma Portfolio Cash Real Estate Revenues[3]	$	**17,298**	$	**16,841**	$	**16,747**	$	**17,121**	$	**17,228**

			Three Months Ended							
Pro Forma Portfolio NOI		December 31, 2020		March 31, 2021		June 30, 2021		September 30, 2021		December 31, 2021
Portfolio NOI[4]	$	3,999	$	4,385	$	4,872	$	3,672	$	4,602
Pro forma adjustments to exclude government grants		(40)		(227)		(583)		—		(739)
Pro forma Portfolio NOI[4]	$	**3,959**	$	**4,158**	$	**4,289**	$	**3,672**	$	**3,863**

			Three Months Ended							
Pro Forma Portfolio Cash (Adjusted) NOI		December 31, 2020		March 31, 2021		June 30, 2021		September 30, 2021		December 31, 2021
Portfolio Cash (Adjusted) NOI[4]	$	4,316	$	4,497	$	4,845	$	3,571	$	4,570
Pro forma adjustments to exclude government grants		(40)		(227)		(583)		—		(739)
Pro forma Portfolio Cash (Adjusted) NOI[4]	$	**4,276**	$	**4,271**	$	**4,262**	$	**3,571**	$	**3,831**

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(1) May not foot due to rounding.

(2) See page 14 and 15 of this document for a reconciliation of Portfolio Real Estate Revenues and Portfolio Cash Real Estate Revenues.

(3) Pro forma adjustments excludes government grants received under the CARES Act for Portfolio Real Estate Revenues.

(4) See page 22 through 25 of this document for a reconciliation of Portfolio NOI and Portfolio Cash (Adjusted) NOI.

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Reconciliations

In thousands, except per month data

REVPOR Other[1]

REVPOR Other		Three Months Ended								
		December 31, 2020		March 31, 2021		June 30, 2021		September 30, 2021		December 31, 2021
Portfolio Cash Real Estate Revenues[2]	$	17,339	$	17,068	$	17,329	$	17,121	$	17,967
Other adjustments to REVPOR Other[3]		(3,330)		(3,372)		(3,460)		(3,509)		(3,863)
REVPOR Other revenues	**$**	**14,008**	**$**	**13,696**	**$**	**13,870**	**$**	**13,612**	**$**	**14,105**
Average occupied units/month		1,172		1,109		1,104		1,134		1,142
REVPOR Other per month[4]	$	3,983	$	4,117	$	4,186	$	4,000	$	4,118

Pro Forma REVPOR Other		Three Months Ended								
		December 31, 2020		March 31, 2021		June 30, 2021		September 30, 2021		December 31, 2021
REVPOR Other revenues	$	14,008	$	13,696	$	13,870	$	13,612	$	14,105
Pro Forma adjustments to REVPOR Other[5]		(24)		(163)		(490)		—		(532)
Pro Forma REVPOR Other revenues	**$**	**13,984**	**$**	**13,533**	**$**	**13,380**	**$**	**13,612**	**$**	**13,573**
Average occupied units/month		1,172		1,109		1,104		1,134		1,142
Pro Forma REVPOR Other per month[4]	$	3,976	$	4,068	$	4,038	$	4,000	$	3,963

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(1) May not foot due to rounding.

(2) See page 14 and 15 of this document for a reconciliation of Portfolio Cash Real Estate Revenues.

(3) Includes revenue for assets in redevelopment or recently completed redevelopments that are not yet stabilized.

(4) Represents the quarter REVPOR Other divided by a factor of three.

(5) Pro forma adjustments excludes government grants received under the CARES Act for the stabilized properties included in REVPOR Other revenues.

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